SEC Registration No. 333-121238
Filed pursuant to Rule 424(b)(3)

[THE FOLLOWING IS TEXT TO A STICKER TO BE ATTACHED TO THE FRONT COVER OF THE PROSPECTUS IN A MANNER THAT WILL NOT OBSCURE THE RISK FACTORS:

SUPPLEMENTAL INFORMATION — The Prospectus of Cornerstone Core Properties REIT, Inc. consists of this sticker, the Prospectus dated September 12, 2006, Supplement No. 4 dated February 22, 2007, Supplement No. 5 dated April 9, 2007 and Supplement No. 6 dated May 7, 2007.]

SUPPLEMENT NO. 6
DATED MAY 7, 2007
TO THE PROSPECTUS DATED SEPTEMBER 12, 2006
OF CORNERSTONE CORE PROPERTIES REIT, INC.

We are providing this Supplement No. 6 to you in order to supplement our prospectus.

Status of our Initial Public Offering

As of April 30, 2007, we have received gross proceeds of approximately $51.2 million from the sale of common stock in our initial public offering.

Recent Real Estate Investment

Agreement to Acquire Classic Business Park

We have entered into a definitive agreement (the “Agreement”) to purchase a newly constructed multi-tenant industrial property known Classic Business Park from CP215 Business Park, LLC, a non-related party, for a purchase price of $9.8 million.  As of May 1, 2007, our right to terminate the agreement without penalty expired and our initial deposits became non-refundable.

The property will consist of approximately 79,042 square feet of leasable space in two single-story buildings located on approximately 4.9 acres of land in Perris, California.  The property is currently under development and expected to be completed and ready for occupancy in the first quarter of 2008, at which time the purchase is expected to close.

Classic Business Park will be part of a multi-phase, master planned project that will consist of approximately 397,000 square feet of retail, warehouse and multi-tenant industrial space located in 16 free-standing buildings. Classic Business Park will be a part of the first phase of the development, which will include approximately 153,000 square feet of space in six buildings.

The property is located on interstate 215, approximately 70 miles east of Los Angeles, in the eastern Inland Empire growth corridor that extends from San Bernardino and Riverside to Temecula.  Considered to be one of the fastest growing areas in the United States, as cited in John E. Husing’s Inland Empire quarterly Economic Report, Perris, California offers upscale urban lifestyles at affordable prices.  Although construction activity in the eastern sector of the Inland Empire increased in 2006, there is limited multi-tenant industrial property available for lease in the Perris market.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of targeted net rental income, location, demographics, existing and planned competitive properties and price per square foot and analyzed how the property compares to comparable properties in its market.

For federal income tax purposes, the depreciable basis of the property is estimated at approximately $8.9 million which is subject to final adjustment.  The depreciation expense will be calculated using the straight-line method based upon an estimated useful life of 39 years for the building improvement costs and the related lease term for the tenant improvements.  Leasing commissions will be amortized over the initial term of the related leases.  The real estate tax rate is expected to approximate 1.25% and annual real estate taxes are projected to be approximately $122,000 for the initial year subsequent to the purchase.

In connection with the Agreement, we have paid a non-refundable $500,000 deposit to an escrow agent and under the terms of the Agreement, we are obligated to pay certain closing costs, including, but not limited to attorney fees, certain title insurance premiums, survey costs, recording costs and one-half of the escrow charges.  The Agreement closing date is expected to be three days after the buildings have passed final inspection by the City Building Department, but not later than March 31, 2008.